Filed by First Quantum Minerals Limited pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: Inmet Mining Corporation

Commission file no.: 333-185937

NEWS RELEASE 13-06 January 24, 2013 www.first-quantum.com

First Quantum Minerals Announces Open Letter to Inmet Shareholders

Responding to the Inmet Board’s Directors’ Circular

VANCOUVER, BRITISH COLUMBIA — (Marketwire — Jan. 24, 2013) — First Quantum Minerals Ltd. (“First Quantum”) (TSX:FM)(LSE:FQM) today announced that it has posted on its website at www.first-quantum.com the following open letter to the holders of common shares of Inmet Mining Corporation (“Inmet”) in response to Inmet’s announcement that its Board of Directors has mailed its Directors’ Circular relating to First Quantum’s offer for the issued and outstanding Inmet common shares:

Dear Holders of Inmet Common Shares,

We note the announcement by Inmet on 22 January 2013 that the Inmet Board has sent to you its Directors’ Circular responding to our offer for your Inmet shares. In the Directors’ Circular, the Inmet Board has formally recommended that you reject our offer. We have read the Directors’ Circular carefully and note that:

•	It does not identify any compelling alternative to our proposal.

•	It presents generic and rehearsed arguments to support its case but ignores the overriding commercial logic of a combination.

•

It discloses that Inmet has established an electronic data room and granted due diligence access to chosen parties after having repeatedly denied to First Quantum the opportunity to conduct even the most cursory due diligence review. This, in spite of the fact that First Quantum is the only party to have placed a firm strategic alternative on the table by making the commitment of a definitive public offer for the company, with compelling benefits for all shareholders.

The Directors’ Circular sets out the considerations upon which the Inmet Board based its recommendation to you. In our view, many of these are flawed, paint a selective picture or raise unnecessary concerns. We believe a more complete and accurate assessment of our offer could have been made had the Inmet Board accepted any of our many invitations to engage in a constructive dialogue and exchange of information.

In any event, there is nothing in the Directors’ Circular that alters our conviction that the logic and terms of our offer are compelling and that our long term vision of the combined company is sound and in the best interests of Inmet’s shareholders.

Why First Quantum believes you should not rely upon the Inmet Board’s recommendation but instead make your own determination in respect of our offer

First Quantum’s offer has significant commercial benefits, places a fair and substantial premium valuation on Inmet and its assets and provides a brighter future for all Inmet shareholders.

•	Inmet shareholders share First Quantum’s vision for a global leader in copper

First Quantum has put forth a vision for creating a new global force in copper mining with a balanced portfolio of assets. The Inmet Board has chosen not to recognize the attraction of this vision despite knowing it is one that many of you, including Inmet’s largest shareholder, embrace.

First Quantum Minerals Ltd.	13-06

•	First Quantum will add considerable project expertise to Cobre Panama just when it is needed most

First Quantum is confident it can bring considerable additional expertise to the Cobre Panama project, which will minimize the risks of project delays and cost overruns, and offer a real opportunity for cost savings. Project development in the mining industry is increasingly defined by: (i) exaggerated initial cost estimates; (ii) cost overruns; and (iii) ultimately, asset write-downs. First Quantum’s enviable reputation for project development is largely founded on its history of having avoided these pitfalls, which have plagued so many others in the industry.

The Inmet Board has chosen to downplay First Quantum’s recognized track record of successfully building nine major projects over the last 10 years. Our in-house development capabilities have been demonstrated across a number of geographies and on some of the industry’s most challenging projects.

From the start, First Quantum has proposed to combine the best human capital of both companies. However, the Inmet Board has declined to consider the significant benefits that would result from combining First Quantum’s superior project development expertise with Inmet’s valuable experience in Panama and close familiarity with the Cobre Panama project.

•	First Quantum’s offer is attractive and fair

The Directors’ Circular asserts that First Quantum’s offer undervalues Inmet, pointing to significant upside in the Cobre Panama project. This assertion conveniently ignores the following:

1.	Inmet shareholders will realize an immediate cash premium for some of their shares, effectively crystallizing a portion of the long-term value in the Cobre Panama project and accelerating the delivery of that value to Inmet shareholders immediately.

2.	Through ownership of the combined entity, Inmet shareholders will also benefit from First Quantum’s project pipeline, consisting of a major expansion of the Kansanshi mine, the development of the Sentinel and Enterprise mines and an economically attractive smelter project. Together, these will contribute more copper production to the combined entity than Cobre Panama. All of these projects are on time and on budget, and due for completion in 2014, thereby offering the opportunity for Inmet shareholders to benefit from significant value creation well before Cobre Panama is commissioned.

3.	First Quantum’s mines are expected to produce considerably more copper than Inmet is projecting it will produce. In addition, much of Inmet’s actual current production is from operations with short mine lives.

4.	The combined company will have a world leading project development pipeline that is expected, based upon third party analyst projections, to propel it into a position among the top five largest copper producers in the world.

5.	Without the benefit of our offer, we strongly believe that Inmet’s shares would be trading at a materially lower price. Assuming that our proposals to the Inmet Board had never been made public and that Inmet’s share price, rather than being supported by our offer price, had tracked that of the relevant mid-cap and large-cap copper focused companies since November 27, 2012, the Inmet shares would be trading today in the C$54-C$56 range.

First Quantum’s response to the Directors’ Circular

All of us at First Quantum are proud of our company, its achievements and the value we have delivered to investors over the years. We would prefer that our communications with Inmet and its shareholders be focused on the benefits of a combination of our two companies rather than engage in public exchanges regarding our respective track records. Unfortunately, the Directors’ Circular includes a number of ill-founded assertions, which underpin the Inmet Board’s recommendation to you and which we therefore believe need to be addressed. They are addressed in the Attachment to this letter.

First Quantum Minerals Ltd.	13-06

What First Quantum and Inmet can accomplish together

First Quantum has built mines around the world, applying its development expertise to some of the industry’s most challenging projects, in the hottest and coldest, driest and wettest climates, spanning sophisticated first-world locations to developing economies. Our development experience includes having commenced development of nine new major mining projects in the last ten years. It makes us fully aware that each project presents its own unique challenges, not only in terms of technical execution but also in terms of managing the social and political issues peculiar to the local jurisdiction.

Inmet’s attempt to raise concerns about the level of our experience in Panama and our level of familiarity with the Cobre Panama project misses a fundamental point: it has never been our intention, and First Quantum does not propose, to overcome, on our own, the challenges presented by the Cobre Panama project. We have consistently stated that it is our intention to overcome these challenges by relying upon the best elements, including the best human resource elements, of our two companies. It is our expectation that our technical competencies and experience can be combined with Inmet’s valuable social license in Panama and familiarity with the Cobre Panama project in order to achieve, together, what neither company could achieve at Cobre Panama on its own.

We are highly confident that First Quantum’s unique technical capabilities can contribute meaningfully and positively to project execution and de-risking of Cobre Panama. Our track record of successfully building mines over the past decade compares favourably to Inmet’s record of building one mine, and not without some difficulty, in the last 20 years.

First Quantum deserves equal treatment. The Inmet Board should talk to us

Inmet shareholders have a number of reasons to be disappointed with the information disclosed in the Directors’ Circular:

•

Inmet has granted access to its confidential business information to selected third parties after refusing many times to grant us even limited due diligence access. This is particularly disappointing given that we have been very open about the improvements to our plans for the combined entity that due diligence access might help us identify. We do not see a reasonable justification in these circumstances for refusing to put First Quantum on equal footing with any other party with which Inmet is considering pursuing a strategic alternative.

•

The Inmet Board has not heard from us about our business and about our plans for the combined entity, even though Inmet shareholders have been offered the opportunity to participate in our future success through ownership of First Quantum shares. This clearly limits the Inmet Board’s ability to provide a sound and reliable recommendation to you on the merits of our offer.

•

The Inmet Board characterizes our offer as “hostile” when in fact we have repeatedly extended an invitation to engage with us on a friendly basis. A constructive dialogue would undoubtedly benefit all shareholders, particularly Inmet shareholders.

We are aware that a large number of you have made known to the Inmet Board your views on some of these matters. We are appreciative of this. We would urge others among you who share our vision and support the idea of an open dialogue and exchange of information between our two companies to likewise appeal to the Inmet Board to engage with us.

First Quantum offers Inmet shareholders the opportunity to judge for themselves

In light of the Inmet Board’s refusal to engage with us in an effort to properly evaluate the considerable merits of our offer, we wish to invite Inmet shareholders to evaluate the opportunity for themselves. First Quantum will be hosting a series of investor meetings in Toronto at which all Inmet shareholders will be welcome. At these meetings, you will have the opportunity to speak to and hear from members of First Quantum’s senior management team and learn for yourselves about our great company and our vision for the combined enterprise. We hope you will be able join us at these events. Further details regarding the timing of the meetings will be announced shortly.

In the meantime, we caution you against relying upon the flawed analysis and recommendation provided to you by the Inmet Board and we encourage you instead to judge the merits of our offer for yourselves.

Regards,

Philip Pascall

First Quantum Minerals Ltd.	13-06

ATTACHMENT

Assertion #1

The offer does not reflect the full value of Inmet shares as it is below market precedents and significantly undervalues Inmet’s low risk asset base and growth profile and does not reflect an adequate premium for control of Inmet

Response #1

First Quantum’s offer is at a significant premium of 65% to Inmet’s underlying equity value as at November 23, 2012, adjusting for Inmet’s C$1.9bn net cash position.

Response #2

Without the benefit of our offer, we strongly believe that Inmet’s shares would be trading at a materially lower price. Assuming that our proposals to the Inmet Board had never been made public and that Inmet’s share price, rather than being supported by our offer price, had tracked that of the relevant mid-cap and large-cap copper focused companies since November 27, 2012, the Inmet shares would be trading today in the C$54 — C$56 range[1]. Inmet’s methodology of applying the S&P/TSX Diversified Metals and Mining Index return of 13% since November 27 to Inmet’s unaffected share price is flawed. This index contains Inmet, whose share price is clearly influenced by our offer. Additionally, it also includes companies in other commodities or business lines (e.g. Thomson Creek, Major Drilling, Sherritt) that we do not view as relevant when evaluating an “undisturbed share price”.

Response #3

First Quantum notes the reference by the Inmet Board to a set of precedent transactions that do not meaningfully correspond to the unique proposal represented by our offer and fail to provide relevant comparators to the significant upside resulting from a combination of our two companies.

Assertion #2 The timing of the First Quantum offer deprives Shareholders of the full value of bringing Inmet’s world-class Cobre Panama project into production.

Response #1

Inmet shareholders will realize an immediate cash premium for some of their shares, effectively crystallizing a portion of the long-term value in the Cobre Panama project and accelerating the delivery of that value to Inmet shareholders immediately. Through ownership of the combined entity, Inmet shareholders will continue to benefit from ongoing value creation at Cobre Panama with added upside from First Quantum’s project pipeline.

Response #2

The timing of our offer was partially dictated by a desire to prevent further diversion of value away from the shareholders of Inmet to other parties. Inmet has taken steps to financially and operationally de-risk the Cobre Panama project, but at significant upfront and ongoing cost to its shareholders (the notes alone will incur interest (carrying) costs of US$170MM per annum until and beyond first production).

The Cobre Panama project has now been “fully funded” for a number of months, hence we see no reasonable justification for the notion that a sale of a further stake in the project would be in the best interests of Inmet and its shareholders. The best interests of Inmet and its shareholders should be pursued by ensuring to the extent possible that the project is built on time and within budget and/or by realizing cost savings pre-production.

[1]	Based on the daily median price performance (C$ basis) of the following two comparable sets from November 27, 2012 to January 18, 2013:

Mid-cap Copper Peers (Capstone Mining, HudBay Minerals, Imperial Metals, Lundin Mining, OZ Minerals, PanAust; median performance of 3.1%) implying a hypothetical undisturbed price of C$54.46 per Inmet share

Large-cap Copper Peers: (Antofagasta, Freeport-McMoRan, Kazakhmys, KGHM, Southern Copper, Teck Resources, Vedanta Resources; median performance of 6.9%) implying a hypothetical undisturbed price of C$56.44 per Inmet share.

First Quantum Minerals Ltd.	13-06

Assertion #3 The offer does not compensate Inmet shareholders for the inherent risk in First Quantum shares due to its substantially greater development and geopolitical risk.

Response #1

First Quantum’s operations are globally diversified. We have operated successfully in Zambia for 12 years and in Mauritania for 10 years, and have been in Finland for 5 years and in Australia for 2 years. In all cases we enjoy strong relationships with all levels of governments, particularly in Zambia and Mauritania, where we are seen as a valuable contributor and partner, economically, socially and environmentally.

Response #2

Inmet has 3 operating mines, each of which is much smaller than First Quantum’s operating mines, and two of which have quite short mine lives. This means that Inmet shareholders are currently exposed to the extreme volatility associated with effectively being a single asset mining company. The offer provides shareholders in the combined company the opportunity to hold an investment in a widely diversified portfolio of operating and development assets.

Response #3

Inmet implies that the absence of a feasibility study or definitive financing plan at our key projects leads to greater development risk. Given our development experience, scale, and financial capacity, we do not require feasibility studies or significant pre-financing to complete our projects.

Assertion #4 First Quantum has no relevant experience in Latin America.

Response #1

Every one of First Quantum’s projects has been in a new jurisdiction. Inmet itself has never built anything in Panama. In any event, our proposal is to utilize Inmet’s experience, not ignore it.

Response #2

Our experience in Peru is not comparable to Inmet’s in Panama, since, unlike Inmet, we have faced systemic issues that affect all miners in the country. We continue to believe that Haquira is a world class project and will be a highly attractive addition to the combined group.

Assertion #5 First Quantum’s track record introduces additional risks given it has no experience developing projects the size of Cobre Panama.

Response #1

Measuring the size of a project according to its total capital cost is simply flawed. Instead, we believe it is more appropriate to measure a project by its annual output, and the capital efficiency with which that output is delivered. These metrics correlate more closely with the long-term value delivered to shareholders.

Response #2

First Quantum’s Kansanshi mine, the largest copper mine in Africa, began production in 2005. Since then, it has undergone several expansions and is now producing 260k tonnes of copper per annum. Despite its scale and complexity, First Quantum delivered the project at approximately 25% of the capital intensity anticipated for Cobre Panama. As a reminder, Cobre Panama’s current design anticipates LOM production of 266k tonnes per annum.

Response #3

First Quantum’s Sentinel project and Inmet’s Cobre Panama project are of similar scale in terms of projected volumes mined, ore processed and metal produced. Each has its unique characteristics but they are, very much, comparable projects.

First Quantum Minerals Ltd.	13-06

Assertion #6 First Quantum has a track record of underestimating capital costs.

Response #1

First Quantum builds projects at a capital intensity well below industry norms.

Response #2

Cost over-runs should not be confused with beneficial/necessary scope changes. First Quantum’s unique approach to projects allows for scope changes with only minor impact to capital cost.

Response #3

Along with most mining projects, Inmet’s approach to the development of the Cobre Panama project has been to outsource the majority of the project design and execution in order to supplement its own lack of project experience. First Quantum views this approach as being inherently more risky and less flexible than directly managing and executing a project in-house. As a reminder, Inmet has indicated that a delay of one month in Cobre Panama’s development schedule translates into approximately $100mm in higher capital costs (which does not include monthly interest costs of $14mm, or any penalties related to non-delivery of precious metals to Franco Nevada).

Assertion #7 First Quantum’s offer is highly conditional.	Response Our offer is subject to conditions customary for a transaction of this nature and includes fewer conditions than the offer made by Inmet itself for Petaquilla Minerals Ltd. late last year.
Assertion #8 Inmet continues to evaluate alternatives to maximize shareholder value.

Response

It is unclear to us how the Inmet Board can maximize shareholder value while refusing to enter into a constructive dialogue with us. Based upon the disclosure in the Directors’ Circular, it is clear to us that our offer is the best, if not the only, alternative available to the Inmet Board for maximizing shareholder value.

First Quantum Minerals Ltd.	13-06

Advisors and Information Agent

First Quantum has engaged Jefferies International, Goldman, Sachs & Co., and RBC Capital Markets to act as its financial advisors in connection with the Offer. Fasken Martineau DuMoulin LLP is acting as legal counsel to First Quantum in connection with the Offer.

Georgeson Shareholder Communications Canada, Inc. has been retained as information agent for the Offer. Shareholders may contact Georgeson at:

Toll Free (North America): 1-866-656-4120

Outside North America Call Collect: 1-781-575-2421

Email: askus@georgeson.com

About First Quantum

First Quantum is a leading international mining company with a global portfolio of copper and nickel assets located in Africa, Australia, South America and Europe. For the twelve months ended 30 September 2012, First Quantum generated revenue and adjusted EBITDA of US$2,743 million and US$1,014 million respectively and produced 290 kt of copper, 32 kt of nickel and 181 koz of gold. A diverse portfolio of profitable operating assets and quality growth projects makes First Quantum one of the fastest-growing mining companies in the world. First Quantum expects that its final production numbers for 2012 will reflect 270 – 290 kt of copper and 36 – 40 kt of nickel produced. First Quantum is listed on the Toronto, London and Lusaka Stock Exchanges, with a market capitalization of approximately US$10.5 billion.

First Quantum has earned a strong reputation as an industry leading developer of high-quality base metals projects globally. Although a significant copper producer currently, First Quantum is itself in a phase of transformational growth, with an anticipated tripling of copper production by the end of 2018. To achieve this growth, the First Quantum team is building on its significant experience in project development, with a proven record of successfully developing resource assets. The capital intensity of our Kansanshi and Sentinel developments, for example, at approximately US$5,000 / tonne and US$6,000 / tonne, respectively, are among the lowest in the industry. Importantly, First Quantum has consistently delivered superior shareholder returns, averaging 32 percent per annum over the period 2000 to 2011.

Forward Looking Information

Certain statements and information in this press release, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the anticipated completion of the proposed Offer and the anticipated strategic and operational benefits of the Offer. Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “projects”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and information contained in this press release, First Quantum has made numerous assumptions including, among other things, assumptions about the price of copper, gold, cobalt, nickel, PGE, and sulphuric acid, and other anticipated costs and expenditures. Although management of First Quantum believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that any forward-looking statement or information herein will prove to be accurate. Forward-looking statements and information by their nature involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. These risks, uncertainties and other factors include, but are not limited to, uncertainties surrounding the ability to realize operational synergies following completion of the Offer, reliance on Inmet’s publicly available information which may not fully identify all risks related to its performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, future production volumes and costs, costs for inputs such as oil, power and sulphur, political stability in Zambia, Peru, Mauritania, Finland, Turkey, Spain, Panama and Australia, adverse weather conditions in any of the foregoing countries, labour disruptions, mechanical failures, water supply, procurement and delivery of parts and supplies to the operations, and the production of off-spec material.

First Quantum Minerals Ltd.	13-06

See First Quantum’s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors, many of which are beyond the control of First Quantum, that might cause actual results, performances, achievements or events to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

While First Quantum may elect to update the forward-looking statements at any time, First Quantum does not undertake to update them at any particular time or in response to any particular event, other than as may be required by applicable securities laws. Investors and others should not assume that any forward-looking statement in this press release represent management’s estimate as of any date other than the date of this press release.

Other

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of First Quantum or Inmet. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

First Quantum has also filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement, which includes the offer and take-over bid circular relating to its offer to Inmet shareholders. FIRST QUANTUM URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE-OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by First Quantum with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained free of charge from First Quantum’s website at www.first-quantum.com or upon request made to First Quantum at 8th Floor, 543 Granville Street, Vancouver, British Columbia V6C 1X8.

For further information visit our web site at www.first-quantum.com

North American contact: Sharon Loung, Director, Investor Relations

Tel: (647) 346-3934 Fax: (604) 688-3818 Toll Free: 1 (888) 688-6577 E-Mail: sharon.loung@fqml.com

United Kingdom contact: Clive Newall, President

Tel: +44 140 327 3484 Fax: +44 140 327 3494 E-Mail: clive.newall@fqml.com

Jefferies International: Peter Bacchus, Managing Director Tel: +44 778 994 3482

Media: Harmony Communications: Brian Cattell, Senior Partner Tel: +44 20 7016 9155